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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

MAUI LAND & PINEAPPLE COMPANY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

577345-10-1

(CUSIP Number)

John H. Agee

c/o Ka Po’e Hana LLC

PMB 249, 1718 M Street, N.W.

Washington, D.C. 20036-4504

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 577345-10-1	Page 2 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen M. Case
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 3,472,030
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,472,030

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,472,030
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 47%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No.: 577345-10-1	Page 3 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ka Po’e Hana LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 3,472,030
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,472,030

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,472,030
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 47%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.: 577345-10-1	Page 4 of 6

Item 1. Security and Issuer

This Amendment No. 2 amends and supplements the statement on Schedule 13D (the “Statement”), dated August 31, 1999, as amended on September 4, 2003, relating to shares of common stock, no par value (“Common Stock”) of Maui Land & Pineapple Company, Inc., a Hawaii corporation (the “Issuer”). The address of the Issuer’s principal executive office is 120 Kane Street, P.O. Box 187, Kahului, Maui, Hawaii 96733-6687.

Item 2. Identity and Background

Stephen M. Case:

a. This Schedule 13D is filed on behalf of Stephen M. Case.

b. His principal business address is c/o Revolution LLC, 1717 Rhode Island Avenue, 10th floor, Washington DC NW 20036-4504.

c. Mr. Case is Chairman of the Board and Chief Executive Officer of Revolution LLC and is Chairman of the Board of the Case Foundation, both based in Washington D.C.

d. During the past five years, Mr. Case has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. During the past five years, Mr. Case has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

f. Mr. Case is a citizen of the United States.

Ka Po’e Hana LLC:

a. This Schedule 13D is filed on behalf of Ka Po’e Hana LLC, a Virginia limited liability company.

b. Its principal business address is PMB 249, 1718 M Street, N.W., Washington, D.C. 20036-4504.

c. The principal business of Ka Po’e Hana LLC is asset management and administration.

d. During the past five years, Ka Po’e Hana LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. During the past five years, Ka Po’e Hana LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

f. Not applicable.

John H. Agee (as President and Chief Executive Officer of Ka Po’e Hana LLC):

a. This Schedule 13D is filed on behalf of Ka Po’e Hana LLC, John H. Agee is the President and Chief Executive Officer of Ka Po’e Hana LLC and because of his position is required to provide information pursuant to this Item 2.

b. His principal business address is c/o Ka Po’e Hana LLC, PMB 249, 1718 M Street, N.W., Washington, D.C. 20036-4504.

c. John H. Agee is the President and Chief Executive Officer of Ka Po’e Hana LLC.

d. During the past five years, Mr. Agee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. During the past five years, Mr. Agee has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

f. Mr. Agee is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

SCHEDULE 13D

CUSIP No.: 577345-10-1	Page 5 of 6

The amount of funds used to purchase the Common Stock on November 17, 2005 was $10,242,120, all of which amount was funded under a Revolving Credit Promissory Note between the Stephen M. Case Revocable Trust and JPMorgan Chase & Co., as amended September 30, 2005.

Item 4. Purpose of Transaction

On November 17, 2005, Mr. Case purchased from the Cameron Family Partnership 341,404 shares of Common Stock in a private transaction at a purchase price of $30.00 per share.

Mr. Case intends to continue to exercise his rights as a substantial stockholder of the Issuer.

In the future, Mr. Case, Ka Po’e Hana LLC or Mr. Agee on behalf of Ka Po’e Hana LLC may determine to purchase additional shares of the Issuer’s Common Stock or may determine to sell shares of the Issuer’s Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer’s prospects and the prospects of Mr. Case, Ka Po’e Hana LLC and alternative investments.

In addition to the foregoing, Mr. Case, Ka Po’e Hana LLC and Mr. Agee on behalf of Ka Po’e Hana LLC are considering the possibility that it may, in the future, be in their best interests to acquire a more substantial, and possibly a majority interest in the Issuer’s Common Stock. However, they have no present plans or proposals for so doing.

Apart from the foregoing, none of Mr. Case, Ka Po’e Hana LLC or Mr. Agee have plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

a. Mr. Case, Ka Po’e Hana LLC and Mr. Agee beneficially own an aggregate of 47% of the outstanding shares of Common Stock.

b. Mr. Case, Ka Po’e Hana LLC and Mr. Agee have the shared power to vote and dispose of all 3,472,030 shares of Common Stock of the Issuer beneficially owned by Mr. Case. Ka Po’e Hana LLC and Mr. Agee disclaim beneficial ownership of the 3,472,030 shares of Common Stock. Mr. Agee has sole power to vote and dispose of 4,000 shares of Common Stock of the Issuer.

c. On November 17, 2005, Mr. Case purchased 341,404 shares of Common Stock of the Issuer directly from the Cameron Family Partnership for $30.00 per share. Pursuant to the right of first refusal, on July 28, 2003, Mr. Case purchased 142,045 shares of Common Stock of the Issuer for $17.60 per share. During the time between September 1, 1999 and November 22, 2002, Mr. Case purchased additional shares of Common Stock of the Issuer, totaling 26,545 shares.

d. All shares beneficially owned by Stephen M. Case are actually owned by the Stephen M. Case Revocable Trust. Ka Po’e Hana LLC has power of attorney over the 3,472,030 shares of Common Stock that are owned by the Stephen M. Case Revocable Trust. The power of attorney authorizes Ka Po’e Hana LLC to vote the stock and to sell or otherwise make investment decisions with respect to the stock. Therefore, Ka Po’e Hana LLC may be deemed to beneficially own the shares owned of record and beneficially by the Stephen M. Case Revocable Trust. The President and Chief Executive Officer of Ka Po’e Hana LLC, John H. Agee, a director of the Issuer, has authority to act alone on behalf of Ka Po’e Hana LLC in exercising powers under the power of attorney. Mr. Agee owns 4,000 shares of Common Stock of the Issuer which he received as compensation for his services as a director of the Issuer.

e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Case entered into a Right of First Refusal Agreement on June 25, 1999 with Richard H. Cameron, Claire C. Sanford, Jared B.H. Sanford, Douglas B. Cameron and Mary C. Sanford as Trustee of the Allan G. Sanford Trust (collectively, the “Cameron Stockholders”). Pursuant to this agreement, 1,011,635 shares of Common Stock of the Issuer, constituting all of the shares of Common Stock of the Issuer owned by the Cameron Stockholders, were subject to a right of first refusal by Mr. Case in certain instances and 908,861 shares of Common Stock of the Issuer owned by Mr. Case were subject to a similar right of first refusal by the Cameron Stockholders in certain cases. On or about March 29, 2005, the Right of First Refusal Agreement was terminated.

All shares beneficially owned by Stephen M. Case are actually owned by the Stephen M. Case Revocable Trust. Ka Po’e Hana LLC has power of attorney over the 3,472,030 shares of Common Stock that are owned by the Stephen M. Case Revocable Trust. The power of attorney authorizes Ka Po’e Hana LLC to vote the stock and to sell or otherwise make investment decisions with respect to the stock. The President and Chief

SCHEDULE 13D

CUSIP No.: 577345-10-1	Page 6 of 6

Executive Officer of Ka Po’e Hana LLC, John H. Agee, a director of the Issuer, has authority to act alone on behalf of the LLC in exercising powers under the power of attorney.

As of the date of this Amendment, Mr. Case, Ka Po’e Hana LLC or Mr. Agee are not parties to any other contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7. Material to be Filed as Exhibits

Stock Purchase Agreement, between Mr. Case and The Harry and Jeanette Weinberg Foundation, Inc., a Maryland corporation and 300 Corporation, a Maryland corporation, dated June 25, 1999. (incorporated herein by reference, pursuant to Schedule 13D filed as of August 31, 1999)

Stock Purchase Agreement, between Mr. Case and Harry Weinberg Family Foundation, Inc., a Maryland corporation, dated June 25, 1999. (incorporated herein by reference, pursuant to Schedule 13D filed as of August 31, 1999)

Stock Purchase Agreement between the Stephen M. Case Revocable Trust and the Cameron Family Partnership, a Hawaii limited partnership, dated November 17, 2005. (filed herewith as Exhibit 1)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

November 22, 2005

(Date)

/s/ Stephen M. Case

(Signature)

Stephen M. Case

(Name)

November 22, 2005

(Date)

Ka Po’e Hana LLC

/s/ John H. Agee

By: John H. Agee

Title: President and Chief

          Executive Officer

Exhibit 1

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (the “Agreement”) is made as of this 17th day of November 2005 by and between the Stephen M. Case Revocable Trust, c/o Ka Po’e Hana LLC having an address of PMB 249, 1718 M Street, N.W., Washington, D.C. 20036-4504 (the “Purchaser”), and the Cameron Family Partnership, a Hawaii limited partnership, having an address of 6 Eveleth Rd, Gloucester, MA 01930 (the “Seller”).

WHEREAS, the Seller desires to sell and the Purchaser desires to purchase shares of common stock, no par value (the “Common Stock”), of Maui Land & Pineapple Company, Inc., a Hawaii corporation (the “Company”), owned by the Seller on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth below, the parties hereto hereby agree as follows:

1.	Stock Purchase.

(a) Stock Purchase. On the date hereof, the Purchaser agrees to purchase from the Seller and the Seller agrees to sell, transfer, assign and convey to the Purchaser 341,404 shares of Common Stock of the Company owned by the Seller (the “Shares”).

(b) Purchase Price. In consideration for the purchase of the Shares, the Purchaser will simultaneously with the execution hereof, pay to the Seller in cash, by wire transfer of same day funds to the following account:

[WIRE TRANSFER INSTRUCTIONS]

the sum of Ten Million Two Hundred and Forty Two Thousand One Hundred Twenty Dollars ($10,242,120.00) (the “Purchase Price”) which represents a price of $30.00 per share.

(c) Stock Transfer. Upon receipt of the Fed Wire Number from the Purchaser’s bank and confirmation of the receipt of funds by Seller’s bank, the Seller will immediately instruct the Seller’s broker to initiate a transfer of the Shares via electronic transfer to the Purchaser’s account as follows:

[BROKERAGE INSTRUCTIONS]

2.	Representations and Warranties of Seller.

The Seller hereby represents and warrants to the Purchaser as follows:

(a) Authority. The Seller has all necessary power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement constitutes the valid and binding obligation of the Seller enforceable in accordance with its terms. Neither the execution and delivery of this Agreement by the Seller nor the consummation of the transactions contemplated hereby or thereby (i) violate, conflict with or result in the breach or termination of, or constitute a default under the terms of any agreement or instrument to which the Seller is a party or by or to which the Seller or the Shares may be bound or subject, (ii) result in the creation of any lien upon the Shares pursuant to the terms of any such agreement or instrument, (iii) violate any judgment, order, injunction, decree or award against or binding upon the Seller, or (iv) constitute a violation of any applicable law or regulation of any applicable jurisdiction.

(b) Title. The Seller owns the Shares, free and clear of any and all covenants, conditions, restrictions, voting trust arrangements, pledges, liens, security interests, charges encumbrances, options and adverse claims or rights whatsoever.

(c) Litigation. There is no suit, claim, action, investigation or proceeding now pending or, to the Seller’s knowledge, threatened against the Seller which may have a material adverse effect on the Shares or which would prevent or hinder the consummation of the transactions contemplated by this Agreement.

3.	Representations and Warranties of the Purchaser.

The Purchaser hereby represents and warrants to the Seller that the Purchaser has all necessary power and authority to enter into and perform his obligations under this Agreement and to consummate the transactions contemplated hereby. All necessary action has been taken by the Purchaser to authorize the execution, delivery and performance of this Agreement. This Agreement constitutes the valid and binding obligation of the Purchaser enforceable in accordance with its terms. Neither the execution and delivery of this Agreement by the Purchaser nor the consummation of the transactions contemplated hereby or thereby (i) violate, conflict with or result in the breach or termination of, or constitute a default under the terms of any agreement or instrument to which the Purchaser is a party, (ii) violate any judgment, order, injunction, decree or award against or binding upon the Purchaser, or (iii) constitute a violation of any applicable law or regulation of any applicable jurisdiction.

4.	Miscellaneous.

(a) Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed to the addresses set forth in the first paragraph of this agreement.

Any party may change its address for purposes of this paragraph by giving the other Parties notice of the new address in the manner set forth above, provided, however, any notice of change of address shall not be in effect until received.

(b) Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

(c) Modifications and Amendments. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by all parties hereto.

(d) Waivers and Consents. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by the party or parties entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given and shall not constitute a continuing waiver or consent.

(e) Assignment. The rights and obligations under this Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto.

(f) Benefit. All statements, representations, warranties, covenants and agreements in this Agreement shall be binding on the parties hereto and shall inure to the benefit of the respective successors, heirs and permitted assigns of each party hereto. Nothing in this Agreement shall be construed to create any rights or obligations except among the parties hereto, and no person or entity shall be regarded as a third-party beneficiary of this Agreement.

(g) Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the State of New York, without giving effect to the conflict of law principles thereof.

(h) Severability. In the event that any court of competent jurisdiction shall determine that any provision, or any portion thereof, contained in this Agreement shall be unenforceable in any respect, then such provision shall be deemed limited to the extent that such court deems it enforceable, and as so limited shall remain in full force and effect. In the event that such court shall deem any such provision, or portion thereof, wholly unenforceable, the remaining provisions of this Agreement shall nevertheless remain in full force and effect.

(i) Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Agreement or in any other agreement, certificate or instrument provided for or contemplated hereby, shall survive the execution and delivery hereof and any investigations made by or on behalf of the parties and shall remain in full force and effect following the execution hereof or thereof.

(j) Expenses. Each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby.

(k) No Broker or Finder. Each of the parties hereto represents and warrants to the other that no broker, finder or other financial consultant has acted on its behalf in connection with this Agreement or the transactions contemplated hereby in such a way as to create any liability on the other.

(l) Further Actions. The parties hereto agree to execute all additional documents and instruments and to take any actions reasonably necessary to effectuate the transactions contemplated in this Agreement.

(m) Counterparts. This Agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal as of the day and year first above written.

PURCHASER:

STEPHEN M. CASE REVOCABLE TRUST

By: Ka Po’e Hana LLC, Attorney in fact for Stephen M. Case, Trustee

By:    /s/  Joseph R. Rymal

        Joseph R. Rymal

        Vice President, Investments

SELLER:

CAMERON FAMILY PARTNERSHIP

By:    /s/  Claire C. Sanford

        Claire C. Sanford, General Partner

By:    /s/  Frances Cameron Ort

        Frances Cameron Ort, General Partner